INVEST IN **BEEOTTO LLC**

1st subscription-based digital ad agency exclusively for Main Street Merchants.

PITCH VIDEO   INVESTOR PANEL


amazmart
CORPORATE GIANTS
BThrifty
Computer
Cake

beeotto.info   North Haven CT

Main Street | Software | Marketplace | Sharing Economy | B2B

LEAD INVESTOR



Jeffrey Mele CEO

I think the business concept makes sense on its own. The pilot program grew quickly. As a former business partner I know Robert Errato has a good track record of success in the sales realm. I see this venture yielding a return in fairly short time and further have plans to leverage the platform for ad sales on our Storyteller and LogicPlay platforms. My track record- I've been on the INC list for 8 of the last 20 years. I know how to grow a business quickly. I can also recognize others who have the same passion and BEEOTTO will find itself on a steep trajectory.

Invested $10,000 this round

Highlights

1. Investor's share in Company is NON-dilutive to future capital raises.
2. Market Disrupter in the Small Business Digital Marketing Arena centered on TV & Streaming platforms.
3. A streamlined concept that's entirely new- 3 subscription levels plug and play, no learning curve.
4. Management's wealth of experience operating a similar business valued at $18.8M after only 1 year.

4. Management's wealth of experience operating a similar business valued at $18.8M after only 1 year.

5. Recurring revenue model with rapid expansion, and cashflow from day one.
6. Objective to build a nationwide community Beeotto's Family of Small Businesses a new American brand.

7 Deep market: more than 32 million small businesses across the Country, and growing.

8 Digital assets including TV ads at an unmatched cost & broadcast frequency that rivals competitors.

Our Team



Robert Errato Managing Partner CEO

Founder of BThrifty valued in 2009 at $18.8M the beta for Beeotto. Founder of a successful real estate firm, developer of many commercial real estate projects. 1996 built/owned/operated a 5,000 seat theatre in CT sold to SFX in 1998 in excess of $12M

Because we care about our neighbors, our community and the towns we live in. The vast majority of businesses in this country are small, they are the backbone of our country and our economy. We want them to thrive by providing them the power to advertise like the big comps' at an affordable cost, while reminding the community, that they are there!



Steve Errato Vice President Creative Director

Owner of SRE Production Group, LLC a full service audio/video production Company. Produced video & audio projects for hundreds of clients including Conde Nast, Vera Wang, Skippy, Klondike, Degree, Frontier Communications, Wells Fargo, to name a few.



Bobby Costanzo COO General Operations & Sales

Top Acct-Rep and provided art & design services to clients at BThrifty, the beta for Beeotto. Co-founder of a successful hospitality firm, design/own/operate two successful full service restaurants in 1977; sold 2003. Now consultant for small biz.



Robert A Errato Vice President Video Trafficking & Production -

Owner of Impact Video Production, LLC. Is a seasoned videographer and video editor, working with companies of all sizes, from single-ownerships to Fortune 500's. Rob will oversee & coordinate placement of videos into each digital media platform.



Beau Segal Vice President Branding & Marketing

Beau was Bob's partner in building the Oakdale Theatre. COO, and in charge of artist relations, negotiating deals & settlements; prior to which he was a touring musician, playing with a broad range of major artists ie: Judy Collins, Warren Zevon.

Pitch


Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
Investment Deck
America's first Subscription-Based Digital Marketing Service for Small Businesses


INTRO
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
Who Are We?
Beeotto is America's first Subscription-Based Members-Only Digital Advertising & Cross-Marketing Platform designed exclusively as a service for independent Main Street businesses—America's Mom & Pop shops.


MISSION
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
COLUMBIA HOTEL
COLUMBIA HOTEL
There are 30 million small business owners in the United States—battling corporate giants and struggling each day to be seen.
Our mission is to put them on an equal footing with corporate America, letting them take care of business while we take care of their marketing needs.
One stop, one agency, one platform to cut through the digital fog.


PROBLEM
Beeotto


OnAir - Online - On All The Time™
TROUBLE on MAIN
Small business is the backbone of American jobs
90% come from our Mom & Pop shops
Small business owners live in the digital world
Yet few know how to advertise in it or have time to learn
Big Business is at home in the digital world & has the upper hand
The result: 30 MILLION AMERICAN MERCHANTS are alone and looking for answers
In small towns and urban neighborhoods, Main Streets are neglected and communities endangered


SOLUTION
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
HOW DO WE HELP?
By letting small merchants do their jobs while we do ours
Our job is to . . .
BUSINESS
provide visibility —affordably, effectively, continuously
level the playing field with corporate giants
SOCIAL
reestablish the handshake between local merchants and consumers
assist in the revitalization of American Main Streets and commercial neighborhoods
PERSONAL
help dispel any sense of isolation among America's independent business owners by providing membership in the Beeotto Family of Small Businesses
There is strength in numbers
Individuals can be swept aside, but an alliance of
30 million members is a force that can never be ignored


PLATFORM
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
3 Subscription Levels
1-Stop Shopping, 1 Platform
Membership in a National Marketing Community of millions
No learning curve. Members complete a simple survey, select their subscription level and style (e.g.: humorous v serious) and we go to work!
TV ads across multiple platforms unavailable outside the Beeotto community
Customized "Power-10-Second" cable TV spots, plus mp4's for digital streaming
"Power-10-Second" cable TV spots, plus mp4's for digital streaming
Spot placement on select cable TV channels, plus placement on mainstream websites and streaming services (Roku, Hulu, Firestick, etc.)
Digital promotions that are trackable, using proprietary software to monitor results
Free unrestricted peer-to-peer networking within the Beeotto Family via Ask Anything


EXPENSIVE?
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™


It's insanely expensive — but not if you're part of Beeotto!
Each service we provide will be at a low cost unavailable to small businesses outside the Beeotto Community. Were it otherwise, we wouldn't be of much value to our Members.


VALUE PROPOSITION
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
NUMBER ONE . . .
We've done this before!
Beeotto evolved from BThrifty, an early digital ad agency established by the founders of Beeotto.
Think of BThrifty as the beta-version, and Beeotto as the refinement of a successful prototype.
For us, this isn't new. It's a proven concept; we're good at it.
NUMBER TWO . . .
See Number One. (There is no Number Two.) We've already done this!
For info on BThrifty, Contact Us @ bob@beeotto.info
We'll be happy to provide BThrifty's details and verification not only of concept but actual financials, plus certification of year-over-year growth that topped 230%.


THE BASE
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
We cannot stress this enough . . . there are 30 million small business owners throughout the United States—ignored, at a loss, and virtually untapped.
The BEEOTTO FAMILY
Our objective is to build a nationwide community: the Beeotto Family of Small Businesses—a marketing alliance to bring America's small business owners out from under the shadow of corporate giants.
A note on our "clients." We don't have clients.
We have Members, with shared challenges and concerns for which we'll help find solutions. To us it's not semantics—it's how we define our business model, and how we'll encourage everyone within the Beeotto Community to interact — as partners, as collaborators, as equals.


THE BRAND
Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
It's The Flywheel Effect!
The relationship between Beeotto and its Members will be one of ongoing mutual benefit.
For Beeotto:
the more Members, the greater the brand exposure.
For our Members:

as the Beeotto brand gains prominence, the more trusted and sought-out our Members' businesses become.

The goal? To make Beeotto the AAA of American small businesses, with the Beeotto name and logo as recognizable & trusted nationwide as the old-school Good Housekeeping Seal.

SOCIAL COMPACT

Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™

Beeotto Hand-in-Hand Community Trust Accounts

Helping America's small business owners is imperative. But a welcomed consequence is that—in strengthening our Mom & Pops—Beeotto becomes a stakeholder in the revitalization of Main Street America—be it urban, suburban, or true Small-Town USA.

Without healthy Mom & Pop shops there is no prosperity on Main. Without economic vitality, neighborhoods decline, communities fall apart, and some vanish. We're talking about places where most of us grew up and many still live, and the people who are in trouble are often friends and neighbors.

As a sustainable social commitment, in each market we'll be asking Members to give a little extra and Beeotto will match the donation. A modest $5 per month can result in millions of dollars of rescue funding.

SOCIAL COMPACT (cont'd)

Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™

The funds raised in each community will stay in the community to assist those with the greatest needs—whether they're Members of Beeotto or not. In each community we'll establish a Beeotto Hand-in-Hand Community Trust Account to escrow all contributions. The funds will be locally managed by a committee of Members, plus outside merchants (who we hope will join the Beeotto Family), concerned neighbors, and a representative from Beeotto. Hand-in-Hand Funds will be driven solely from the bottom up, with communities themselves making decisions as to what they perceive are the best small-business uses in their localities. It's up to them!

At Beeotto we don't know how many small businesses we can save, but we know we can save some!

The Bee-TEAM

Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™



Bob Errato is a serial entrepreneur. As a young man, he founded a successful real estate firm and later worked as a commercial developer (and still does). Partnering with Bobby Costanzo he opened a successful restaurant chain along the Connecticut shoreline, and with business partner Beau Segal built the 5,000-seat Oakdale Theatre in Wallingford, CT, which Bob and Beau sold to what would become Live Nation. Bob was the principal founder of Beeotto's prototype BThrifty, and will be CEO of Beeotto.



Bobby Constanzo was the managing partner of the shoreline restaurants he and Bob founded. Bobby also worked in commercial real estate and years later was a founding member of BThrifty. For Beeotto, Bobby will assist in the management and training of our sales representatives, as well as overseeing art and design services.



Beau Segal has been in the entertainment business for over 40 years, last as Oakdale's co-CEO with Bob. As a theater operator & concert promoter, Beau was involved in all aspects of the company's day-to-day business, with an emphasis on booking the artists, and advertising & marketing. Beau started his career as a musician and to date is the only member of the Beeotto team to have played drums on a song that earned a gold record. But this could change. Beau will oversee Beeotto's advertising and marketing.



Steve Errato (yes, related) headed production for BThrifty. He owns Video Mule Studio, providing A/V services to companies of all sizes. For Beeotto, Steve will be Head of Production where he'll manage staff and



initiate all video production.

The Bee-TEAM (cont'd)

Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™



Rob Errato (yes, again) owns Impact Video Production and is a seasoned videographer and editor working with companies ranging from single ownerships to Fortune 500s. For Beeotto, Rob will head quality control over our editors, scriptwriters, and voice-over talent. Acting as a traffic monitor, Rob will also coordinate video conveyance of Members' spots nationwide.



Barrie Segal was raised in Europe and graduated Columbia with a double in Sustainable Development and Econ. Following university, she worked at MongoDB in NYC before being recruited by TikTok predecessor Dubsmash. Barrie is now part of the Reddit team where she works with Creators and in development of young talent. In addition to her career in tech, Barrie has experience as a co-owner of several small businesses. For Beeotto, Barrie will be retained as a consultant.

Chris Errato (yes, of course, another one)—founder and current president of Mindtrust Labs--was another founder of BThrifty, operating as Chief Software Architect and General Manager of office personnel. For Beeotto, Chris will be retained as an outside consultant.

Greg Mondo was a founding member of BThrifty, operating as CFO and assisting with general management. Greg will be retained as an outside consultant.

ROLLOUT & CAPITALIZATION

Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™

FIRST 3 YEARS

Phase One of Beeotto is a 3-year plan that will see the company rollout its subscription model in 7 markets, or DMAs (Designated Market Areas as defined by existing cable companies.), thus giving Beeotto a national presence within only 36 months of launch.

Our starting seven (subject to change) are:



04 Boston
01 Hartford/New Haven
02 NY/Long Island
03 New Jersey, North & South
06 Baltimore/Washington DC
05 Chicago
07 Atlanta

WHAT WE'RE LOOKING FOR

Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™

$1,070,000 is the initial capital raise

This will allow the company to fully rollout the 7 markets (above), with a possible non-dilutive secondary cap raise if the company's free cash flow from recurring subscription revenue proves insufficient to fully launch Beeotto in additional markets. Given the success of BThrifty we find this unlikely, but it's possible.

LAST GLANCE

Beeotto


The Digital Ad Agency!
OnAir - Online - On All The Time™
THE BEST REASONS SOMEONE MIGHT WANT TO INVEST
Early Bird Investors' share in the Company is NON-dilutive to future capital raises, and gets a 25% discount on share price.
Creation of a national brand and marketing alliance
Subscription-based business model
3 tiers, no learning curve, simple and affordable for all Mom & Pops
Not a conventional startup - expansion of successful beta version, BThrifty
Proven concept, history of success
Recurring subscription revenue immediately upon launch
Positive cash flow within 12 months (based on operating experience with BThrifty)
Scales quickly: Proprietary Software provides significant automation for rapid expansion
Experienced management team (We already did this!)
Low cost and wide exposure unavailable outside the Beeotto Family
Free unrestricted peer-to-peer networking within the Beeotto Family via "Ask Anything"
Giving Back: local financial aid via Beeotto's Hand-in-Hand Community Trust Funds (Member contributions matched by Beeotto; funds to remain in each market, Members to decide best small-business use of funds.)


Beeotto
The Digital Ad Agency!
OnAir - Online - On All The Time™
QUESTIONS? ADDITIONAL INFO?
Contact us at bob@beeotto.info
We look forward to hearing from you.
We look forward to working with you!
Bob Rob Steve Chris
Bobby Greg Barrie Bean

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